March 21, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga California 94556

Re:	Meridian Healthcare Growth and Income PartnershipLimited
Partnership
Schedule TO filed March 7, 2005 by MacKenzie Patterson Fuller,
Inc.
et al.
      SEC File No. 5-80594

Dear Mr. Patterson:

      We have reviewed the above-referenced filing and have the following comments. Please make corresponding changes, where applicable, to each of the above-referenced filings in response to these comments.
General
Offer to Purchase

General
1. The Offer to Purchase should be generally revised to fully discuss
the implications of your offer on the concurrent consent
solicitation
being conducted by the Fund. Although you generally refer to the fact
that you may control over 20% of the Units if the offer is fully subscribed, you do not specifically discuss how (if at all) that ownership would affect the Fund`s consent solicitation. For example, the Schedule 14A filing by the Partnership sets the record date for
the consent solicitation to approve the asset sale and subsequent liquidation of the Partnership is March 1, 2005. However, the letter of transmittal to be signed by tendering Unit holders states that upon purchase of tendered Units pursuant to the offer, "all prior proxies and consents given by [the tendering Unit holder] will be revoked and no subsequent proxies or consents may be given (and if given will be deemed ineffective)." If tendering into this offer would make the consent solicitation less likely to succeed, this must be fully explained and discussed in the offer materials. You should
also explain what voting rights you will have as to purchased
Units
with respect to the consent solicitation. For example, Unit
holders
may believe that your vote would substantially affect the outcome of
that solicitation. You should address this issue in your
materials.
2. There are numerous bidders in this offer, which is for less than
all of the outstanding Units of the Fund. Since Unit holders who do
not tender into the offer or who maintain their interest in the Partnership due to pro ration may want to know who will own securities purchased, disclose how purchased Units will be allocated among the numerous named bidders. Similarly, indicate each Purchaser`s financial responsibilities with respect to the offer.
3. Refer to the disclosure at the bottom of page 2 of the offer to purchase. There you state that Purchasers reserve the right upon the occurrence of any of the conditions specified in the offer
materials,
"to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for...." As you know, it is
our view that all offer condition, other than those related to regulatory approvals necessary for consummation of the offer (there appear to be no such conditions to your offer) must be satisfied
or
waived on or before the expiration date. How could Units be
accepted
or paid before prior to the expiration of the offer? Please revise
or
advise.
Is the Financial Condition of the Bidders Relevant to My Decision
on
Whether To Tender in the Offer? Page 5
4. Since your offer is not for all outstanding securities and the Purchasers are not reporting companies, we believe financial statements are material in the context of this offer. See Instruction
2 to Item 10 of Schedule TO. As you are aware, we permit less extensive financial statement disclosure for individuals and bidders that are not reporting companies. See Instructions 4 and 7. Nevertheless, some financial information must be included in the Offer to Purchase. Please revise, and advise how you will disseminate this information to Unit holders.
      Will All of the Units I Tender be Accepted by the
Purchasers?
Page 6
5. Expand your disclosure to briefly explain in what circumstances the Partnership Agreement would prevent the purchase of Units.
If I Decide Not to Tender, How Will the Offer Affect my Units?,
page
6

6. The disclosure here does not seem to jibe with the discussion of the possible effects of the offer described later in the offer materials. For example, it would appear that some potential consequences are even less liquidity of remaining Units, possible restrictions on transfer under the terms of the Partnership Agreement, and loss of the protections associated with registered securities, should the offer result in the deregistration of the Units. In addition, see comment 1 above with respect to the possible impact on the impending consent solicitation and liquidation of the
Fund.
	Establishment of the Offer Price, page 9

7. In calculating the estimated value of the Units, you reduced the
"Estimated Net Sales Value" of the Partnership`s real property by 7%, a figure which you state includes brokerage commissions which would be incurred upon the sale of the Partnership properties. Please update to reflect the fact that the Partnership`s Schedule 14D-9 indicates (Item 4, paragraph 5) that it will not pay a brokerage commission pursuant to the existing Purchase Agreement.
8. We don`t understand the statement in the first paragraph on page
10 that "[t]he Partnership has not announced any pending offer to purchase its assets." In light of the Form 8-K filed by the Partnership in February 2005, please clarify. If you are making a distinction between the sale of the properties which represent substantially all of the assets of the Partnership, versus the assets themselves, this is not clear from context.

General Background Information, page 10
9. In this subsection, you state that tendering Unit holders will not have to pay brokerage fees or commissions. Will you reimburse tendering Unit holders for any such fees if their Units are held and tendered through a broker?
Tender Offer, Page 11

	Section 1, page 11

10. Refer to the second sentence in the last paragraph on page 11. The disclosure here is convoluted and unlikely to be understandable to Unit holders. What are the "limitations of applicable law" to which you refer here? Under what circumstance would Purchasers retain tendered securities without paying for them or extending the offer?
Please revise, and avoid this "boilerplate" language in future offers.
      Section 3, page 12

11. Under "Other Requirements" on page 12, you indicate that distributions declared or paid "during the period commencing on the
Offer Date and terminating on the Expiration Date" would be retained by the tendering security holder. How does this jibe with the statement in the first paragraph under "Tender Offer" in the Schedule
TO itself? There, you state that the Offer price would be subject to reduction for distributions made or declared prior to the Expiration
Date, which would seem to include distributions between the date the offer began and when it ends. Please review generally (including in the Letter of Transmittal, if necessary).
      Section 5, page 13

12. Refer to the last paragraph on page 13. Once again, your very broad caveat as to when withdrawal rights are permitted is not helpful disclosure. See our comment above asking you to avoid such "boilerplate" disclosure.
Section 6, page 14
13. We note that you assume that the partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code. Please revise or advise holders as to why you are unable to clarify this uncertainty.

Section 7, page 15
14. In this section, you state that you will not pay for tendered Units until you receive confirmation that the general partner will recognize the transfer of those Units to you. However, you do not discuss any potential for delays in payment for tendered Units anywhere else in the offer materials. Please discuss the potential for any such delays, if applicable, throughout the offer to purchase, including in the summary term sheet.

      Section 8, page 16

15. See comment 1 above concerning the need to discuss the effect
(if
any) of your purchase of Units in this offer on the consent solicitation being conducted by the Partnership. If the offer will have no effect because of the record date for the consent solicitation, this fact should also be explained.
Section 13, page 21

16. Your offer conditions allow the Purchasers to terminate this offer if the "benefits to be derived by the Purchasers" are materially diminished. Given the existence of the consent solicitation and the possible impending liquidation of the Partnership, please revise to more specifically describe those "contemplated benefits." For example, what if the Partnership cannot get the requisite number of consents to pass its three proposals?
17. Many of your offer conditions are vaguely and broadly drafted, such that a Unit holder would be unlikely to be able to determine whether or not an offer condition had been "triggered." Therefore, it is our position that if you believe an event implicates on the listed offer condition, you must immediately advise as to how Purchasers will proceed. For example, you may not wait until the end of the offer to terminate it based on an event that occurred on day two of the offer. Please confirm your understanding supplementally. Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions

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March 21, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE